Results of Special Meeting of Shareholders

The funds held a special meeting of shareholders on December 19, 2007 relating to the election of directors.  The shareholders elected each of the five persons nominated, including three current directors, John W. Feldt, G. Frederick Kasten, Jr. and Frederick P. Stratton, Jr.; and two
director nominees, Cory L. Nettles and Marlyn J. Spear.  A total of 102,756,959 shares were represented at the meeting, either in person or by proxy, constituting 69.6% of the shares eligible to vote.  The voting results were as follows:

                            For  Against/Withheld   Abstentions/Broker Non Votes
John W. Feldt             102,675,068           81,891                 0
G. Frederick Kasten, Jr.  102,674,460           82,499                 0
Frederick P. Stratton, Jr.102,672,540           84,419                 0
Cory L. Nettles           102,677,551           79,408                 0
Marlyn J. Spear           102,677,551           79,408                 0